Exhibit 99.1

Jeffs’ Brands Announces 1-for-13 Reverse Share Split

Following the reverse share split the Company will have approximately 719,367 outstanding shares out of which approximately 520,290 will be publicly held

Tel Aviv, Israel, Nov. 15, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it intends to effect a one-for-thirteen (1-for-13) reverse split (the “Reverse Share Split”) of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), effective as of the close of business on November 19, 2024. The Ordinary Shares will continue to trade on the Nasdaq Capital Market under the existing trading symbol “JFBR” and will begin trading on a split-adjusted basis at the market open on November 20, 2024. The new CUSIP number for the Ordinary Shares following the Reverse Share Split will be M61472136. The trading symbol “JFBRW” and CUSIP number for the Company’s public warrants will remain unchanged following the Reverse Share Split.

The Reverse Share Split was approved by the Company’s shareholders at the Company’s Annual Meeting of Shareholders held on July 17, 2024, to be effected at the board of directors’ discretion within approved parameters. Accordingly, the board of directors approved a 1-for-13 ratio. The Reverse Share Split will not result in an adjustment to the authorized share capital of the Company under the Company’s amended and restated articles of association, as currently in effect (the “Articles”), which, as of the date hereof consists of 90,000,000 Ordinary Shares.

The Reverse Share Split will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company’s Ordinary Shares, except for minor changes due to the treatment of fractional shares as described below. The number of issued and outstanding Ordinary Shares will be reduced from 9,351,768 Ordinary Shares to approximately 719,367 Ordinary Shares following the Reverse Share Split (subject to any further adjustments due to the treatment of fractional shares). In accordance with the Articles, no fractional Ordinary Shares will be issued as a result of the Reverse Share Split and all fractional Ordinary Shares shall be rounded to the nearest whole Ordinary Share, at the DTC participant level. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and public and private warrants entitling the holders to purchase Ordinary Shares. No fractional Ordinary Shares will be issued upon exercise of warrants or options. As to any fraction of an Ordinary Share which a holder would otherwise be entitled to purchase upon exercise, the Company will round up to the nearest whole Ordinary Share, according to the terms of the warrant or option.

Shareholders holding their shares in book-entry form, through a brokerage account, or in “street name” are not required to take any action, as the exchange will be processed automatically by their respective brokers or custodians. For questions or additional information regarding the exchange process, shareholders are encouraged to contact the Company’s transfer agent, VStock Transfer, LLC with a mailing address of 18 Lafayette Place, Woodmere, New York 11598.

About Jeffs’ Brands Ltd

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products sold on Amazon Marketplace and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the effective date of the Reverse Share Split and the date that trading of the Ordinary Shares will begin on a split-adjusted basis. Forward-looking statements are neither historical facts nor assurances of future performance Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations
michal@efraty.com